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                                                                      EXHIBIT 12

                               KMART CORPORATION
                        INFORMATION ON RATIO OF EARNINGS
                          TO FIXED CHARGES COMPUTATION

                                                                                  Fiscal Year Ended
                                                                   ----------------------------------------------
($ Millions)                                                         January 31,      January 26,     January 27,
                                                                        2001             2000            1999
                                                                   ----------------------------------------------
Net income (loss) from continuing operations                          $  (244)         $   633          $   518
Dividends on trust convertible preferred, net                              46               50               50
Income taxes                                                             (134)             337              230
                                                                      -------          -------          -------
Pretax income (loss) from continuing operations                          (332)           1,020              798

Equity income from unconsolidated affiliated
  retail companies that exceeds distributions                              (6)             (44)             (42)
Fixed charges per below                                                   569              585              579
Less:  Interest capitalized during the period                              (7)             (16)             (13)
       Preferred dividends of wholly owned trust subsidiary
         not deducted in the determination of pre-tax income              (71)             (78)             (78)
                                                                      -------          -------          -------
Earnings from continuing operations plus fixed charges                $   153          $ 1,467          $ 1,244
                                                                      =======          =======          =======

Fixed charges:
  Interest expense, net                                               $   287          $   280          $   293
  Rent expense - portion of operating rentals representative
    of the interest factor                                                186              189              173
  Preferred dividends of wholly owned trust subsidiary                     71               78               78
  Interest income and capitalized interest                                 25               38               35
                                                                      -------          -------          -------
Total fixed charges                                                   $   569          $   585          $   579
                                                                      =======          =======          =======


Ratio of earnings from continuing operations to fixed charges              --              2.5              2.1
                                                                      =======          =======          =======


Note: Due to the loss from continuing operations for the fiscal year ended January 31, 2001, the ratio of coverage was less than 1:1. Excluding the $728 million pre-tax charge for strategic initiatives, the ratio of earnings from continuing operations to fixed charges was 1.5 for the fiscal year ended January 31, 2001.